Room 4561

								June 14, 2005

Darryl Cozac
Chief Executive Officer
Sprout Development, Inc.
c/o Paracorp Incorporated
318 No. Carson Street Suite #208
Carson City, Nevada  89701

	Re:    	Sprout Development, Inc.
		Amendment No. 3 to Form F-1
		Filed May 10, 2005
		File No. 333-119735

Dear Mr. Cozac:

   We have reviewed your filing and have the following comments.
1. See prior comment 9. We note that each of the additional risk factors on page 9 includes a subheading that merely states a fact or facts about the company`s business without identifying in the subheading the risk associated with that set of facts. For example, risk factor 6 states that you have not conducted any marketing tests or studies on your software concept. Please revise this and the other two subheadings to state briefly the risk associated with the facts.
2. Based on your representations to us that the distribution ratio was determined between Mr. Durward, President of Puroil, and Mr. Cozac, then Director of Puroil, who became President of Sprout "after the offering was closed," and your disclosure that the ratio was determined by negotiation between the Puroil President and the Puroil
Class D preferred shareholders on page 15, it appears that the offering of the Sprout shares to Puroil shareholders was commenced prior to filing the registration statement. The July 22, 2004 Special Resolution of the Board describing the terms and conditions attached to the Class D preferred shares, which includes the Sprout distribution, supports the conclusion that an offer occurred in 2004, prior to filing the registration statement. It would appear, therefore, that the registration statement should not include the distribution, which was commenced outside of the registration process. Rather, the distribution should be completed outside the registration process in reliance on an available exemption. We continue to believe that the registration statement should be limited to the resale of the Units and the components thereof, as well as the exercise of warrants by transferees of the shareholders of Puroil who resell those warrants. Please provide us with your analysis of why you disagree with our conclusion that an offer to distribute the Sprout shares occurred prior to filing the registration statement or amend the filing in the manner described above.
3. You represent in the prospectus that Sprout Development does not expect that the distribution of the Units will result in any material
U.S. tax consequences on U.S. shareholders of Puroil. The conclusion that the transaction is tax-free to shareholders is material to investors and must be supported by an opinion of counsel or an independent public or certified accountant. Please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K.

      As appropriate, please amend your registration statement and related periodic filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

      You should contact Maryse Mills-Apenteng at (202) 551-3457 with any questions, or, in her absence, the undersigned at (202) 551-
3462.
If you still require further assistance, please call Assistant
Director Barbara Jacobs at (202) 551-3730.

	Sincerely,



	Mark P. Shuman
	Branch Chief - Legal


cc:	Via facsimile: (403) 272-2620
	W. Scott Lawler, Esq.